AB 3/4

08026559

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 45531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Financial Services of Maine, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Exchange Street
(No. and Street)

Portland	Maine	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P.M. Higgins 207-775-2354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Oullette
(Name – *if individual, state last, first, middle name*)

20 Long Creek Drive	South Portland	Maine	04106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JP 3/11/08

OATH OR AFFIRMATION

I, John P.M. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Financial Services of Maine, Inc., as of February 20, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My commission expires 8/6/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Runyon
Kersteen
Ouellette

Certified Public Accountants and Business Consultants

To the Stockholder
Atlantic Financial Services of Maine, Inc.

We have audited the financial statements of Atlantic Financial Services of Maine, Inc. for the period ended December 31, 2007, and have issued our report thereon dated January 11, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 7, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated January 7, 2008.

Significant Audit Findings

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Atlantic Financial Services of Maine, Inc. are described in the notes to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed for the period ended December 31, 2007. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant estimates affecting the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no misstatements noted during the audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated January 11, 2008.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the stockholder and of Atlantic Financial Services of Maine, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

January 11, 2008
South Portland, Maine

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)

Financial Statements
and
Independent Auditors' Report on Internal Control

December 31, 2007 and June 30, 2007

Runyon
Kersteen
Ouellette

Certified Public Accountants and Business Consultants

Independent Auditor's Report

To the Stockholder
Atlantic Financial Services of Maine, Inc.

We have audited the accompanying balance sheets of Atlantic Financial Services of Maine, Inc. a subsidiary of Ram Trust Services, Inc. as of December 31, 2007 and June 30, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Services of Maine, Inc. as of December 31, 2007 and June 30, 2007, and the results of its operations and its cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information included in Supplemental Schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements of Atlantic Financial Services of Maine, Inc., but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Runyon Kersteen Ouellette

January 11, 2008
South Portland, Maine

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Balance Sheets
December 31, 2007 and June 30, 2007

		December 31, 2007	June 30, 2007
ASSETS			
Current assets:			
Cash and cash equivalents	$	47,807	58,319
Commissions receivable		13,683	8,940
Prepaid expenses		156	1,187
Total current assets		61,646	68,446
Equipment:			
Equipment		2,037	2,037
Less accumulated depreciation		(2,037)	(2,037)
Net equipment		-	-
Total assets	**$**	**61,646**	**68,446**
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable		1,654	2,393
Income taxes payable to parent company		3,978	11,626
Total current liabilities		5,632	14,019
Stockholder's equity:			
Common stock, $0.1 stated value; authorized 10,000 shares, issued and outstanding 100 shares		1	1
Additional paid-in capital		36,576	36,576
Retained earnings		19,437	17,850
Total stockholder's equity		56,014	54,427
Total liabilities and stockholder's equity	**$**	**61,646**	**68,446**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Statements of Income
Periods ended December 31, 2007 and June 30, 2007

		December 31, 2007	June 30, 2007
Revenue:			
Commission revenue	$	118,594	288,521
Other income		36,113	1,813
Total revenue		154,707	290,334
Expenses:			
Salaries, wages and commissions		38,813	59,126
Payroll taxes and benefits		6,178	11,748
Professional fees		10,036	13,646
NASD fees		774	788
Clearing broker charges		34,496	64,817
Other expenses		9,731	19,323
Total expenses		100,028	169,448
Income before income taxes		54,679	120,886
Income tax expense		11,092	35,684
Net income	**$**	**43,587**	**85,202**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Statements of Changes in Stockholder's Equity
Periods ended December 31, 2007 and June 30, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, June 30, 2006	$	1	36,576	39,648	76,225
Dividends paid to parent Company		-	-	(107,000)	(107,000)
Net income		-	-	85,202	85,202
Balance, June 30, 2007		1	36,576	17,850	54,427
Dividends paid to parent Company		-	-	(42,000)	(42,000)
Net income		-	-	43,587	43,587
Balance, December 31, 2007	**$**	**1**	**36,576**	**19,437**	**56,014**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Statements of Cash Flows
Periods ended December 31, 2007 and June 30, 2007

		December 31, 2007	June 30, 2007
Cash flows from operating activities:			
Net income	$	43,587	85,202
Changes in operating assets and liabilities:			
Commissions receivable		(4,743)	16,963
Prepaid expenses		1,031	788
Accounts payable		(739)	(1,508)
Income taxes payable to parent company		(7,648)	1,650
Net cash provided by operating activities		31,488	103,095
Cash flows from financing activities:			
Dividends paid		(42,000)	(107,000)
Net cash used in financing activities		(42,000)	(107,000)
Decrease in cash and cash equivalents		(10,512)	(3,905)
Cash and cash equivalents at beginning of year		58,319	62,224
Cash and cash equivalents at end of year	**$**	**47,807**	**58,319**
Supplemental cash flow information:			
Income taxes paid to parent Company	**$**	**18,740**	**34,034**

See accompanying notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Atlantic Financial Services of Maine, Inc. (AFS), a wholly owned subsidiary of Ram Trust Services, Inc., was incorporated to engage in the business of performing securities transactions as a nonclearing broker. The Company's office is located in Portland, Maine. The Company's customers consist primarily of its parent's investment management clients. Effective December 31, 2007, AFS became a wholly owned subsidiary of Ram Trust Company after a merger of Ram Trust Services, Inc. and Ram Trust Company. As a result of the merger, AFS will adopt a calendar year end to coincide with the parent company's year end. The audit ending December 31, 2007 reports six months of activity.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority (FINRA), and is a member of SIPC (Securities Investors Protection Corporation).

The Company introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing brokers. Only one clearing broker was used in 2007 and 2006.

Income Taxes - The parent company, Ram Trust Services, Inc. files a consolidated tax return which includes Atlantic Financial Services of Maine, Inc. Accordingly, income taxes are charged to the subsidiary by applying statutory rates to its pre-tax income as if it were a stand-alone taxpayer. Deferred income taxes are not significant. The effective rate is lower than the statutory maximum rate due to the effect of graduated tax rates.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment - Equipment is carried at capitalized cost less accumulated depreciation. Depreciation is computed using straight-line methods over the established useful lives of assets, which is three years.

Revenue Recognition and Commissions Receivable - Revenue is recognized on the accrual method when trades for customers are executed or when account maintenance or other services are performed.

Commissions receivable represent commission revenue earned but not yet received. Accounts are charged off to expense if deemed uncollectible by management. No allowance for uncollectible amounts is considered necessary.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of Minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital, as defined, not to exceed 1500%. At December 31, 2007, the Company's ratio of Aggregate Indebtedness to Net Capital was 10.1% and its Net Capital, Minimum Net Capital and Excess Net Capital were as follows:

Net Capital	$ 55,541
Minimum Net Capital	5,000
Excess Net Capital	**$ 50,541**

RELATED PARTY TRANSACTIONS

Due to common ownership and/or control, the Company is related to certain entities and it may enter into economic transactions with such entities that affect its financial condition and operations.

Substantially all revenues are from customers of the parent company; many of those customers are related parties to the parent company.

The parent company has periodically provided certain administrative services to the Company. For the periods ending December 31, 2007 and June 30, 2007, the Company was charged $57,217 and $91,719, respectively, for such services by the parent, and the costs are reflected in the statements of income. For the periods December 31, 2007 and June 30, 2007, accounts payable include $1,654 and $2,393 respectively, owed to the parent.

During the periods ended December 31, 2007 and June 30, 2007, the Company paid dividends to the parent Company totaling $42,000 and $107,000, respectively.

INCOME TAXES

The total income tax liability at December 31, 2007 and June 30, 2007 consisted of the following:

	December 31, 2007	June 30, 2007
Current:		
Federal	$ 2,580	9,300
State	1,398	2,326
Total income tax payable	3,978	11,626
Deferred:		
Current:		
Federal	-	-
State	-	-
Total current deferred tax asset (liability)	-	-

Deferred income tax asset and liability is zero for both years as a result of having no temporary tax differences.

The provision for income taxes charged to income from continuing operations for the periods ended December 31, 2007 and June 30, 2007 consisted of the following:

	December 31, 2007	June 30, 2007
Federal	$ 7,863	27,018
State	3,229	8,666
Total income tax expense	**$ 11,092**	**35,684**

Schedule 1

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total stockholder's equity:		
Common stock	$	1
Additional paid-in capital		36,576
Retained earnings		19,437
Total stockholder's equity qualified for Net Capital		56,014
Deductions:		
Nonallowable assets:		
Prepaid expenses		156
Equipment, net		-
Total nonallowable assets		156
Haircuts on securities		317
Total deductions		473
Net Capital		55,541
Minimum Net Capital		5,000
Excess Net Capital	**$**	**50,541**
Aggregate Indebtedness:		
Accounts payable		1,654
Income taxes payable to parent company		3,978
		5,632
Ratio of Aggregate Indebtedness to Net Capital		**10.1%**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in Company's Part II (Unaudited) Focus Report		55,541
Audit adjustments, net		-
Net Capital per above	**$**	55,541

See auditor's report.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Computation for Determination of Reserve
Requirement Pursuant to Rule 15c3-3
December 31, 2007

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST SERVICES, INC.)
Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3
December 31, 2007

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

Runyon
Kersteen
Ouellette

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Stockholder
Atlantic Financial Services of Maine, Inc.

In planning and performing our audit of the financial statements of Atlantic Financial Services of Maine, Inc. (a subsidiary of Ram Trust Services, Inc.) as of and for the period ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Atlantic Financial Services of Maine, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Atlantic Financial Services of Maine, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL, CONTINUED

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Segregation of Duties (Repeat)

Segregation of duties involves the assignment of responsibilities in such a way that different employees handle different parts of the same transaction. Anyone who records transactions or has access to assets ordinarily is in a position to perpetrate errors or irregularities. Appropriate segregation of duties helps to detect errors in a timely manner and deter improper activities. For example, having an employee with no cash receipts or disbursements responsibility perform the bank reconciliation is considerably more effective in meeting the applicable specific internal accounting control objectives. Similarly, internal accounting control is enhanced when the employee who handles the accounting for an asset, such as cash, is denied access to the asset; for example, the employee who maintains cash records should not be authorized to sign checks without a responsible co-signer.

Although the small size of the Company's office staff limits the extent of separation of duties, we believe certain steps continue to be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction. One of the most critical areas of separation is cash, where we noted that the bookkeeper handles the posting of cash receipts and disbursements, prepares and signs checks, inputs payroll data and receives and reconciles the monthly bank statements.

The result is the danger that intentional or unintentional errors could be made and not detected. We recommend that the company president or treasurer continue to receive the monthly bank statements and review them and the cancelled checks prior to mailing to the bookkeeper for preparation of the monthly bank reconciliation. The company treasurer should also continue to review the reconciliations after they are prepared.

In addition to reviewing the monthly bank statements and reconciliation, we would also recommend that the company president or treasurer continue to approve payment of invoices prior to the submission of payment by the bookkeeper.

We believe this reconciliation process is critical and recommend that it continue to be performed monthly to ensure errors are identified and corrected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL, CONTINUED

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

January 11, 2008
South Portland, Maine

END